SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM ANNOUNCES NEW CFO AND INVESTOR RELATIONS DIRECTOR

São Paulo, Brazil, December 15, 2006 – Braskem S.A. (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK) announces the nomination of Carlos José Fadigas de Souza Filho as its new CFO and Investor Relations Director, as of January 2007, replacing Paul Altit, who will take over new responsibilities at Construtora Norberto Odebrecht – CNO. Mr. Altit played a key role in Braskem’s performance since its creation in 2002, resulting in major contributions to the strengthening of the Company’s financial position, and to the completion of its corporate integration process.

Mr. Fadigas, 36 years old, is graduated in Business Administration from Unifacs, Bahia, and holds an MBA degree from the Institute for Management Development – IMD - in Switzerland. He started his career at Citibank in 1990 and served in several positions at OPP and Trikem, companies that were merged into Braskem. Since 2002, he has been the CFO of CNO, and participated in important transactions in the local and international capital markets.

Mr. Fadigas’ appointment is a good example of the Company’s commitment to adequately employ its best talents, promoting a natural turnover of its leading executives. “Fadigas has a sound experience in the financial and petrochemical areas and a good knowledge of international markets, and will certainly make a major contribution to the Company’s process of growth with value creation, accelerating its internationalization process”, says CEO José Carlos Grubisich. “His mission will be to give continuity to the excellent job so far developed by Paul Altit, who is recognized by the entire financial sector as having been decisive in consolidating Braskem as a world-class company”, says Grubisich.

The commitment to creating value for all shareholders by increasing its strategic flexibility and reducing the cost of capital, will remain a key priority for Braskem’s financial management. “The Company’s growth strategy will continue to be based on a consistent investment policy, combined with capital discipline, thus ensuring adequate return on capital employed”, says Fadigas.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian industrial company owned by the private sector. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.1 million tons of petrochemical and chemical products.

For further information, access our IR website at www.braskem.com.br/ir or contact our IR team:

Luciana Ferreira	Luiz Henrique Valverde	Silvio Nonaka
IR Manager	IRO	IR Manager

Phone: (+55 11) 3443 9178	Phone: (+55 11) 3443 9744	Phone: (+55 11) 3443 9471 1
luciana.ferreira@braskem.com.br	luiz.valverde@braskem.com.br	silvio.nonaka@braskem.com.br

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer